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                                   EXHIBIT 28



Robert J. Fitzsimmons                                          Immediate Release
602/ 207-5759

              THESE ARE THE EARNINGS FOR FINOVA CAPITAL CORPORATION
               THE PRINCIPAL SUBSIDIARY OF THE FINOVA GROUP INC.,
                   WHOSE EARNINGS WERE RELEASED APRIL 16, 1996

                           FINOVA CAPITAL CORPORATION
                      ANNOUNCES 21% INCREASE IN NET INCOME
                            FOR FIRST QUARTER OF 1996

PHOENIX, Ariz., Apr. 17, 1996 -- FINOVA Capital Corporation today reported net income of $27.1 million for the first quarter of 1996 compared to $22.4 million for the first quarter of 1995, a 21% increase in net income.

        Sam Eichenfield, chairman and chief executive officer of FINOVA Capital, said he was pleased with the company's first quarter performance which included stable interest margins at the 5.8% level, improved portfolio quality, a record level of new business for a first quarter and an increase in return on equity to 13%. During the first quarter of 1996, FINOVA generated $1.4 billion in new business and factoring volume, which included additions from substantially all the lines of business and represented an increase of 65% over the first quarter of 1995. This new business volume was achieved while maintaining the backlog of new business at $1.1 billion (the level at Dec. 31, 1995) and resulted in managed assets reaching a record level of $7.3 billion at March 31, 1996.

               Eichenfield stated that "the growth rate for the quarter was an annualized 11% and would have been higher except for an extraordinary amount of prepayments which were due in part to initial public offerings by our borrowers and, in some cases, included the early termination of lower-yielding assets."

        Portfolio quality continued to improve during the quarter as nonaccruing assets as a percentage of managed assets declined to 2.3% at the end of the first quarter compared to 2.8% one year ago. Write-offs for the quarter were $10.4 million or 0.58% (annualized) of average managed assets, while reserves for possible credit losses at March 31, 1996 represented 2.0% of managed assets and improved to 86.4% of nonaccruing assets (compared to 70.9% at March 31, 1995).

        Selling, administrative and other operating expenses included increased incentive accruals related to the higher volume of new business and continuing improved performance and, as a percent of interest margins earned, were 46.0% for the first quarter of 1996, down from 47.2% for the first quarter of 1995. Income taxes were higher due to the increase in income before income taxes, which more than offset the effects of a lower effective income tax rate (37.3%) attributable to increased tax exempt municipal income and lower state taxes.

        FINOVA Capital Corporation is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to midsize businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

                                      ####


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                           FINOVA Capital Corporation
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                             (Dollars in Thousands)

                                                          Three Months Ended
                                                               March 31,
                                                     -----------------------------
                                                        1996               1995
                                                     ---------           ---------
Interest earned from financing transactions          $ 208,556           $ 174,757

Interest expense                                       (97,056)            (84,524)
Depreciation                                           (17,278)            (12,743)
                                                     ---------           ---------
Interest margins earned                                 94,222              77,490

Provision for possible credit losses                   (14,250)             (6,400)
Gains on sale of assets                                  6,657               2,980
Selling, administrative and other operating
  expenses                                             (43,350)            (36,575)
                                                     ---------           ---------

Income before income taxes                              43,279              37,495
Income taxes                                           (16,158)            (15,127)
                                                     ---------           ---------
Net Income                                           $  27,121           $  22,368
                                                     =========           =========


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                           FINOVA Capital Corporation
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                                 Year Ended
                                                                                                   or at
                                                               As of March 31                   December 31,
                                                       -------------------------------          ------------
                                                          1996                 1995                  1995
                                                       ----------           ----------          ------------
FINANCIAL POSITION:
Ending funds employed (EFE)                            $6,944,914           $5,989,461           $6,819,057
Securitizations (2)                                       374,386              210,448              303,304
                                                       ----------           ----------           ----------
    Total managed assets                                7,319,300            6,199,909            7,122,361
Reserve for possible credit losses                        144,754              122,953              140,333
Nonaccruing assets                                        167,454              173,493              167,872
Nonaccruing assets as a % of managed assets                   2.3%                 2.8%                 2.4%
Reserve for possible credit losses as a % of:
  Ending managed assets                                       2.0%                 2.0%                 2.0%
  Nonaccruing assets                                         86.4%                70.9%                83.6%
Total debt                                             $5,736,159           $4,847,273           $5,649,368
Stockholder's equity                                      875,493              800,697              855,579
Total debt to equity                                        6.55x                6.05x                6.60x
Backlog                                                $1,078,232           $  955,656           $1,070,573


                                                                                                For the Year
                                                            For The Quarter Ended                  Ended
                                                                   March 31                     December 31,
                                                       -------------------------------          ------------
                                                          1996                 1995                 1995
                                                       ----------           ----------          ------------
PERFORMANCE HIGHLIGHTS:
Average funds employed (AFE) and
 securitizations                                       $7,194,525           $6,060,470           $6,401,368
Average earning assets (3)                              6,478,515            5,430,923            5,815,455
New business                                              723,187              477,791            2,570,993
Factoring volume/floor planning                           694,093              381,294            1,951,310
Write-offs                                                 10,410                8,885               35,533
Write-offs (annualized) as a % of AFE and
 average securitizations                                     0.58%                0.59%                0.56%
Interest margins earned (annualized) as a
% of average earning assets                                   5.8%                 5.7%                 5.8%
Selling, administrative and other
operating expenses as a % of interest margins earned         46.0%                47.2%                45.6%

- ------------
(1)  Averages for the periods presented are based on month-end balances.

(2) Securitizations are assets sold under securitization agreements and managed by the Company.

(3) Average earning assets equal AFE less average deferred taxes on leveraged leases and average nonaccruing assets.



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